April 24, 2019

Matthew Derby
US Securities and Exchange Commission
100 F Street NE
Washington DC 20549

Re:
Friendable, Inc.

Preliminary Information Statement on Schedule 14C

Filed April 10, 2019

File No. 000-52917

Dear Mr. Derby:

In response to the Commission’s comment letter dated April 23, 2019, we have updated our Preliminary Information Statement on Schedule 14C to include the specific number of shares that could be issued on a post-split basis pursuant to the Debt Restructure Agreement as filed with the Company’s Current Report on Form 8-K on April 15, 2019.

Please contact our counsel Jonathan Leinwand, Esq. at (954) 903-7856 should the Staff have any additional comments on the Company’s filing.

Very Truly Yours,
FRIENDABLE, INC.

By: /s/ Robert Rositano
           Robert Rositano, CEO

cc: Jonathan Leinwand, Esq.